Exhibit 12.1
Forest City Enterprises, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended January 31,
	2009		2008	2007	2006	2005

Earnings:
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and minority interest)	$(101,764)		$140	$35,519	$78,525	$60,627

Adjustments to earnings:
Interest incurred, net of capitalized interest	367,882		325,505	280,830	250,671	220,845
Amortization of loan procurement costs	12,145		11,296	10,684	9,813	9,753
Previously capitalized interest amortized into earnings	12,535		10,747	9,320	8,477	7,254
Cash distributions from unconsolidated entities	116,801		97,685	161,498	68,696	86,338
Portion of rents representative of interest factor	12,892		11,698	9,337	7,869	9,659

Earnings, as adjusted	$420,491		$457,071	$507,188	$424,051	$394,476

Fixed charges:
Interest expensed	$367,882		$325,505	$280,830	$250,671	$220,845
Interest capitalized	99,582		89,372	86,775	66,172	42,143
Amortization of loan procurement costs	12,145		11,296	10,684	9,813	9,753
Portion of rents representative of interest factor	12,892		11,698	9,337	7,869	9,659

Total fixed charges	$492,501		$437,871	$387,626	$334,525	$282,400

Ratio of earnings to fixed charges (a)	*	(b)	1.04	1.31	1.27	1.40

(a)	Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $269.6 million, $230.6 million, $174.7 million, $156.2 million and $139.2 million for the fiscal years ending January 31, 2009, 2008, 2007, 2006 and 2005, respectively. Depreciation and amortization reduce earnings from continuing operations, but do not impact our ability to cover our fixed charges.

(b)	For the year ended January 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $72.0 million